UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 30, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Disposition

Controlled Subsidiary Investment – Jax2 JV LLC - Mandarin Property

On June 6, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Jax2 JV LLC (the “RSE Jacksonville Controlled Subsidiary”), for a purchase price of $14,455,000, which was the initial stated value of our equity interest in the RSE Jacksonville Controlled Subsidiary (the “RSE Jacksonville Investment”). The RSE Jacksonville Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties totaling 679 units located in Jacksonville, FL, with one asset located at 4083 Sunbeam Road, Jacksonville, FL 32257 (the “Mandarin Property”), and the second asset located at 1251 Beacon Point Drive, Jacksonville, FL 32246 (the “Regency Property”, and, together with the Mandarin Property, the “RSE Jacksonville Properties”). The investment strategy for both properties was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and 3) pursue additional fee-income where feasible.

The 1-U filing for our initial acquisition of an equity interest in the RSE Jacksonville Controlled Subsidiary can be found here. On March 21, 2017, we provided an update on renovation progress at the Mandarin Property, which can be found here. On March 6, 2018, we filed performance projections for the RSE Jacksonville Controlled Subsidiary and RSE Jacksonville Properties, which can be found here. On May 14, 2018, the RSE Jacksonville Controlled Subsidiary secured incremental debt financing, the details of which can be found here.

On August 30, 2019, the RSE Jacksonville Controlled Subsidiary sold the Mandarin Property for a sales price of approximately $63,500,000.  Proceeds from the sale totaled approximately $17,528,000, net of repayment of the $37,290,000 of outstanding principal on the senior loan, an approximately $6,967,000 prepayment penalty on the loan, and closings costs of approximately $1,715,000.  Approximately $50,000 was withheld by the RSE Jacksonville Controlled Subsidiary for any property-level expenses invoiced after closing. Pursuant to the agreements governing the RSE Jacksonville Investment (the “RSE Jacksonville Operative Agreements”), we received a corresponding cash flow distribution of approximately $9,492,000 from the RSE Jacksonville Controlled Subsidiary, yielding an internal rate of return of approximately 21.4%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 26, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 6, 2019